Exhibit 21.1

List of Subsidiaries of RPX Corporation

Legal Name	Jurisdiction
Inventus, LLC	Texas
Inventus Holdings UK Ltd.	United Kingdom
Inventus Solutions, Inc.	Delaware
Inventus Solutions GMBH	Germany
Inventus Solutions HK Limited	Hong Kong
RPX Asia Corporation	Japan
RPX Clearinghouse LLC	Delaware
RPX Consulting LLC	Delaware
RPX Freedom Corporation	Delaware
RPX Insurance Services, LLC	Delaware
RPX Reinsurance LLC	Hawaii